Exhibit 99.1

ZIOPHARM Reports 2006 Fourth Quarter and Year-End Financial Results

NEW YORK, NY-February 13, 2007— ZIOPHARM Oncology, Inc. (NASDAQ: ZIOP), a biopharmaceutical company engaged in the development and commercialization of a diverse, risk-sensitive portfolio of in-licensed cancer drugs to address unmet medical needs, announces 2006 fourth quarter and year-end financial results and the filing of its Annual Report on Form 10-KSB.

The Company reported a net loss of $5.8 million, or $(0.38) per share for the quarter ended December 31, 2006, compared to a net loss of $2.5 million, or $(0.34) per share, in the fourth quarter of 2005. Net loss for the year was $17.9 million, or $(1.42) per share. Total operating expenses for the fourth quarter increased by 143.6% compared to the fourth quarter of 2005. Total operating expenses for the year were $19.1 million, compared to total operating expenses of $9.8 million in 2005. These increases were attributable to the expanded development of ZIO-101 and ZIO-201 and the asset purchase of indibulin, now designated as ZIO-301. Cash used in operations was $6.1 million in the fourth quarter. ZIOPHARM ended the year with approximately $28.4 million in total cash and short-term investments, compared to $34.5 million at the end of the third quarter of 2006.

“We are pleased to report a year of significant milestones including the progress of both ZIO-101 and 201 into phase II studies, the acquisition of a third clinical stage program and a NASDAQ listing,” said Jonathan Lewis, M.D., Ph.D., Chief Executive Officer. “We expect 2007 to be an exciting year of data-generated news with a focus on phase II study results with both ZIO-101 and ZIO-201 and the initiation of phase II trials with ZIO-301. We also expect to advance the clinical evaluation of oral administration of both ZIO-101 and ZIO-201.”

The Company’s Form 10-KSB can be accessed at www.ziopharm.com.

About ZIOPHARM Oncology, Inc.

ZIOPHARM Oncology, Inc. is a biopharmaceutical company engaged in the development and commercialization of a diverse, risk-sensitive portfolio of in-licensed cancer drugs to address unmet medical needs. The Company applies new insights from molecular and cancer biology to understand the efficacy and safety limitations of approved and developmental cancer therapies and identifies proprietary and related molecules for better patient treatment. For more information, visit www.ziopharm.com.

Forward-Looking Safe Harbor Statement:

This press release contains forward-looking statements for ZIOPHARM Oncology, Inc. that involve risks and uncertainties that could cause the Company's actual results to differ materially from the anticipated results and expectations expressed in these forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Among other things, there can be no assurance that any of the Company's development efforts relating to its product candidates will be successful, or such product candidates will be successfully commercialized. Other risks that affect forward-looking information contained in this press release include the possibility of being unable to obtain regulatory approval of the Company's product candidates, the risk that the results of clinical trials may not support the Company's claims, and risks related to the Company's ability to protect its intellectual property and its reliance on third parties to develop its product candidates. The Company assumes no obligation to update these forward-looking statements, except as required by law.

ZIOP-G

Investors:
ZIOPHARM Oncology, Inc.
Suzanne McKenna, Investor Relations,
646-214-0703
smckenna@ziopharm.com

Media:
Rx Communications
Tina Posterli
917-322-2565
tposterli@rxir.com